Swap-A-Debt, Inc.
1001 Brickell Bay Drive, Suite 1804
Miami Beach, FL  33137

January 15, 2009

Mr. H. Christopher Owings
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:           Swap-A-Debt, Inc.
                 Amendment No. 3 to Registration Statement on Form S-1
 Filed December 22, 2008
 File No. 333-153798

Dear Mr. Owings:

We are in receipt of your comment letter dated January 9, 2009 regarding the above referenced filings. As requested in your letter, we provide responses to the questions raised by staff.  For convenience, the matters are listed below, followed by the Company’s responses:

Summary

Business Overview, page 1

l.
We note your response to comment one but your second paragraph of this section, among several other sections of your document, continues to state information about your company and your website in the present tense.  Please revise to qualify such statements as intentions or plans for the future. Please also revise, as examples only and not an exhaustive list, your disclosure under “Business Concept”, “Mechanics of our business”, “Customer Base”, and “Benefits to Borrowers”.

Answer:	This section and the entire S1 including the sections below have been revised to disclose that all statements are intentions or plans for the future.

Our Corporate Information, page 1

2.  We note your response to comment three of our December 19, 2008 letter and your disclosure citing the reasons Bank of America declined to set up the API. However, your disclosure does not indicate the factor(s), as they specifically relate to your company, that Bank of America cited as reason(s) for declining to set up the API. For example:

a.	What aspect, if any, of Bank of America’s “standard for lending business” did you fail to meet; and

b.
 Were you unable to provide two years of financial statements, and if so, why?  We note you include two years audited financial statements in this registration statement as well as nine months unaudited.

Please revise.

Answer:
As discussed this section has been to disclose that we applied for what is called “Merchant Services”, which includes a host of products offered by Bank of America.  These products include payment processing, through e-checks, and ACH services, and the capability of sending wires.  In our application, we included 1) the application, 2) a personal guarantee, 3) executive summary, 4) two years of financials and 5) yearly transaction estimates based on our business plan.

The only response we received from Bank of America was “not an approved business” and when we requested further clarification from our contacts at the Bank of America we received no further explanation.

However, based upon our conversations with them, we believe that the negative response was generated from one of several things:

a.	Our executive summary clearly described Peer 2 Peer lending, which was a new business model.
b.	Our transaction estimates included credit checks and 3rd party credit repair, which may not be an approved business.
c.	Our financials have a multi-million dollar carry forward NOL.
d.	The credit crisis was in full bloom.

We knew that establishing this type of relationship with Bank of America would be long and difficult, but if we were successful, our profit margins would have increased.  After waiting for three weeks, we decided to go with an outside provider of merchant services who approved us on the first day.

3.	We reissue comment four of our December 19, 2008 letter. We note your response, however, your filing continues to state that the website will be complete by the end of November 2008. Please revise.

Answer:	This disclosure has been removed from this section.

4.
We note your disclosure indicating that you “…anticipate another two weeks to complete the testing of the ACH system.”  Please update your disclosure to indicate whether that testing is complete as well as the outcome of the testing.  In addition, please expand your disclosure to provide detailed information regarding the developers of the system including their status with you.

Answer:
This section has been revised to update the disclosure to indicate that the testing was completed and it was determined by the developers that there were various technical bugs and other fixes which are currently being taken care of.  The Company has tentatively scheduled January 21, 2009 as the soft date of the launch of the website to the public. In addition, this section has been revised to expand the disclosure to provide detailed information regarding the developers of the system including their status with the Company.

Directors and Officers, page 19

5.
We note your response to comment five.  It appears, however, that in some instances your revisions may have resulted in inaccuracies or inconsistencies. For example, as revised, the second risk factor on page 5 states that your Articles of Incorporation provide for indemnification of your officers and “sole director.”  While we understand that you currently have only one director, the indemnification provided by your Articles of Incorporation, as filed, applies to any director, not just a sole director as your filing now indicates.  Also, in several locations you have replaced Mr. DeFeudis’s title of “Chairman of the Board” with “sole director” but it appears that Mr. DeFeudis still acts as the Chairman of the Board.  Please revise.

Answer:	These inaccuracies have been revised and Mr. Defeudis’ title has been revised to Chairman of the Board.

Our Business

Mechanics of Our Business, page 15

6.
You indicate on page 1 of your filing that Bank of America has declined to set up the API.  Please discuss and revise your disclosure to address how this will affect the monetary transfers you describe in this section.

Answer:	This section has been revised to disclose that Bank of American declining has no affect on the monetary transfers set forth in this section.

The Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may now assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Edward C. DeFeudis
Edward C. DeFeudis
President and Chairman of the Board